# SAZI FOODS, LLC
## STATEMENT OF INCOME & EXPENSES & MEMBER'S EQUITY
## NINE MONTHS FROM INCEPTION
## MARCH 29, 2021 THROUGH DECEMBER 31, 2021
(See Independent Accountants' Compilation Report)

| | |
|---|---|
| REVENUE | $ -- |
| GENERAL & ADMINISTRATIVE EXPENSES | |
| Consulting Fees | 35,700 |
| Research & Development | 1,200 |
| Marketing | 4,274 |
| Telephone & Internet | 1,265 |
| Legal Fees | 5,350 |
| Office Supply & Expense | 5,607 |
| TOTAL EXPENSES | 53,396 |
| NET REVENUE | (53,396) |
| MEMBER'S EQUITY: | |
| Balance, Beginning | -- |
| Member Contributions | 3,396 |
| MEMBER'S EQUITY, ENDING | $(50,000) |